Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Columbia Bancorp:
We consent to the use of our reports dated March 11, 2005, with respect to the consolidated statements of condition of Columbia Bancorp and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
Baltimore, Maryland
October 28, 2005
/s/ KPMG LLP